December 28, 2020

VIA EDGAR

Ada Sarmento

Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	FS Development Corp.
Amendment No.1 to Registration Statement on Form S-4
Filed December 7, 2020
File No. 333-249785

Dear Ms. Sarmento and Mr. Buchmiller

On behalf of our client, FS Development Corp, a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No.1 to registration statement on Form S-4 filed on December 7, 2020 (the “Registration Statement”), contained in the Staff’s letter dated December 18, 2020 (the “Comment Letter”). To facilitate your review, we have included in this letter the Staff’s numbered comments in bold text and have provided the Company’s response immediately following each numbered comment. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. All references to page numbers (other than those in the Staff’s comments) correspond to the page numbers in the Registration Statement. The Company is submitting, via EDGAR, Amendment No. 2 to the Registration Statement on the date hereof (“Amendment No.2”).

Board’s Reasons for the Business Combination, page 20

1.	We note your revisions in response to prior comment 3. Please remove the statement that GEM103 met the primary endpoint of “safety” in its Phase 1 study as safety is a determination that is solely within the authority of the FDA or similar foreign regulators. You may describe in terms of objective data points the endpoints that were met, and state that your product candidates were well tolerated, if true.

The Company respectfully advises the Staff that it has revised the disclosure on pages 20 and 101 of Amendment No.2 to remove the language referred by the Staff.

Background of the Business Combination, page 98

2.	We note your revisions in response to prior comment 9 with examples of certain material terms that were negotiated. However, we do not see any discussion of how these material terms were negotiated. Please further revise to discuss the negotiations regarding the enterprise value and the other material terms from the non-binding indication of interest until execution of the merger agreement. For example, what was proposed by one party with respect to the enterprise value and other material terms and agreed to by the other party or was a counteroffer made? If there was a counteroffer, how did the parties come to an agreement on the final material term? Please also further revise to disclose how FS Development determined the implied enterprise value of $215 million during negotiation of the merger agreement.

The Company respectfully advises the Staff that it has revised the disclosure on pages 98, 99 and 100 of Amendment No.2 to update the background of the Business Combination, and added an additional disclosure of the summary of the Company’s financial analysis on pages 102 and 103 of Amendment No.2.

Representations and Warranties, page 103

3.	We note your revisions in response to prior comment 10. Please continue to revise to disclose what the parties have represented or warranted with respect to their capital structure, tax matters, and broker’s and finder’s fees related to the business combination, etc.

The Company respectfully advises the Staff that it has revised the disclosure on pages 104, 105, 106 and 107 of Amendment No.2 to update the summary of the representations and warranties.

4.	Notwithstanding the disclaimers, the representations, warranties, and covenants in the merger agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the merger agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus. Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the merger agreement disclosures.

The Company respectfully advises the Staff that it has revised the disclosure on page 107 of Amendment No.2 to include the additional disclosure language referred to by the Staff.

FS Development Corp. Financial Statements

Note 4 - Related Party Transactions, page F-12

5.	We note your response and revisions related to comment 18. It remains unclear which entity has purchased 1,500,000 shares (for aggregate proceeds of $15,000,000) pursuant to the subscription agreement that will be completed in connection with the merger. In this regard, we note the following disclosures.

●	page 22 - the 1,500,000 shares under both redemption scenarios is attributable to “PIPE - Sponsor Affiliate”;

●	page 94 - the $15.0 million purchase is attributable to “PIPE - FS Development Sponsor”;

●	page 95 - the 1,500,000 shares of Class A common stock is attributed to “PIPE - Sponsor Affiliate”;

●	page 108 - “an affiliate of our Sponsor” has agreed to purchase 1,500,000 of the 9,506,000 shares of Class A common stock (aka the PIPE Investment);

●	page 213 - “an affiliate of our Sponsor” has entered into a subscription agreement to purchase 1,500,000 shares of Class A Common Stock at a purchase price of $10 per share in a private placement that would occur concurrently with the closing of the merger; and

●	page F-14 - “the Sponsor” entered into a subscription agreement to purchase 1,500,000 shares of Class A Common Stock at a purchase price of $10 per share in a private placement that would occur concurrently with the closing of the merger.

Please revise accordingly, ensuring your disclosures are clear and consistent throughout your document. Revise to more prominently clarify, if true, that this particular subscription agreement forms a part of the PIPE Investment, as the disclosure on page 108 appears to be the only such explanation in your filing. Finally, it appears the Sponsor still has an interest to purchase $25.0 million of the Company’s Class A Common Stock in a private placement that would occur concurrently with the merger as disclosed on page F- 13. Please confirm such purchase would represent another private placement apart from the foregoing subscription of 1,500,000 shares for $15.0 million.

The Company respectfully advises the Staff that it has clarified the disclosure on pages 111 and 216 to provide that an affiliate of the Sponsor originally executed the subscription agreement and that such obligation has been assigned to the Sponsor. Pursuant to the subscription agreement, the Sponsor will purchase 1,500,000 shares for $15 million. We have also clarified in the disclosure that this investment is part of the PIPE Investment and is Sponsor’s allocation in the PIPE Investment of its initial interest to purchase an additional $25 million at the time of the initial business combination.

In addition, the investment is clearly labeled as an “FS Development Sponsor” investment on pages 22, 92, 94, 95 and 96, and the footnote on page 94 explains that the investment by the Sponsor is part of the PIPE Investment.

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Bryan Luchs at (212) 819-7848 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc: Dennis Ryan, FS Development Corp.

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